Exhibit 12-50

DTE ENERGY COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended	Twelve Months Ended December 31
(Millions of Dollars)	March 31, 2012	2011	2010	2009	2008	2007
Earnings:
Pretax earnings	228	981	944	782	819	1,155
Adjustments	7	6	1	4	(3)	(4)
Fixed Charges	121	520	567	572	540	562
Net earnings	356	1,507	1,512	1,358	1,356	1,713

Fixed Charges:
Interest expense	112	490	543	545	503	533
Adjustments	9	30	24	27	37	29
Fixed Charges	121	520	567	572	540	562

Ratio of earnings to fixed charges	2.94	2.90	2.67	2.37	2.51	3.05